UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103**

(CUSIP Number)

Mr. Jiayuan Lin

8F, New Bund Oriental Plaza II

556 West Haiyang Road, Pudong New Area

Shanghai 200124

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

March 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two Class A ordinary shares. There is no CUSIP number assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 137586 103

1.	Names of Reporting Persons. Jiayuan Lin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 49,032,593(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 49,032,593(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,032,593(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2%(2)
14.	Type of Reporting Person (See Instructions) IN
(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited, (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share held by Medway Brilliant Holding Limited and (iv) 11,588,096 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 196,605,493 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2022, as provided by the Issuer, (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 11,588,096 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised.

The voting power of the shares beneficially owned by the reporting person represents 42.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 196,605,493 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2022, as provided by the Issuer, as well as (ii) 11,588,096 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO. 137586 103

1.	Names of Reporting Persons. Traveler Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,444,496(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 37,444,496(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,496(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%(2)
14.	Type of Reporting Person (See Instructions) CO
(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited. Traveler Enterprise Limited is wholly owned by Traveler Holdings Limited.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 196,605,493 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2022 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP NO. 137586 103

1.	Names of Reporting Persons. Traveler Enterprise Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,444,496(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 37,444,496(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,496(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%(2)
14.	Type of Reporting Person (See Instructions) CO
(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 196,605,493 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2022 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on June 23, 2022 (the “Original Schedule 13D,” and as amended by this Amendment, this “Schedule 13D”), on behalf of each of Mr. Jiayuan Lin, a citizen of the People’s Republic of China, Traveler Holdings Limited, a company established in the British Virgin Islands; and Traveler Enterprise Limited, a company established in the British Virgin Islands and wholly owned by Traveler Holdings Limited. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by replacing the third paragraph thereof in its entirety with the following:

On June 16, 2022, the Issuer granted options to purchase 6,000,000 Class A ordinary shares (the “Special Option Grant”) to Mr. Jiayuan Lin. All of such share options vested immediately upon grant and have an exercise price of US$0.2951 per Class A ordinary share as of the date hereof. The exercise price has been adjusted from the amount reported in the Original Schedule 13D due to the special cash dividend of US$0.5 per ordinary share paid by the Issuer to its shareholders on November 23, 2022.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 34,702,890 Class B ordinary shares are held directly by Traveler Enterprise Limited, (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share is held by Medway Brilliant Holding Limited and (iv) Mr. Jiayuan Lin holds options to purchase up to 11,588,096 Class A ordinary shares exercisable within 60 days of the date hereof.

The percentage of the class of securities beneficially owned is calculated based on (i) 196,605,493 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2022, as provided by the Issuer, (ii) 34,702,890 Class B ordinary shares beneficially owned by the Reporting Persons, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 11,588,096 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised, as applicable.

The voting power of the shares beneficially owned by Mr. Jiayuan Lin represents 42.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 196,605,493 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2022, as provided by the Issuer, as well as (ii) 11,588,096 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In addition to the Special Option Grant, as described further in Item 6 below, the Issuer previously granted certain options to purchase Class A ordinary shares to Mr. Jiayuan Lin pursuant to the Issuer’s 2018 share incentive plan (the “2018 Plan”).

By virtue of the voting agreement described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Class A ordinary shares that may be deemed to be beneficially owned solely by virtue of the voting agreement.

(c) The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Mr. Jiayuan Lin became the beneficial owner of 1,253,049 additional Class A ordinary shares underlying share options which will vest within 60 days from the date hereof. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by replacing the sixth paragraph under the caption “Option Grants” thereof in its entirety with the following:

As of the date hereof, the exercise price of outstanding options pursuant to the grants described above is US$0.2951 per Class A ordinary share. The exercise price has been adjusted from the amount reported in the Original Schedule 13D due to the special cash dividend of US$0.5 per ordinary share paid by the Issuer to its shareholders on November 23, 2022.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

JIAYUAN LIN

By:	/s/ Jiayuan Lin

TRAVELER HOLDINGS LIMITED

By:	/s/ Susan Palmer /s/ Joanne Turnbull
Name: Rustem Limited represented by Susan Palmer and Joanne Turnbull
Title: Director and Authorized Signatory

TRAVELER ENTERPRISE LIMITED

By:	/s/ Jiayuan Lin
Name: Jiayuan Lin
Title: Authorized Signatory